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311669


05005472



M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ____________________

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ____________

(03/94)

ADB 311669 53-2

BOARD OF DIRECTORS

ASIAN DEVELOPMENT BANK


SEC MAIL PROCESSING
RECEIVED
JAN 12 2005
WASH. D.C. 213 SECTION

FOR OFFICIAL USE ONLY

R247-04
17 November 2004

CONDENSED QUARTERLY FINANCIAL STATEMENTS

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 30 September 2004.

2. In the absence of any request for discussion (which should be communicated to The Secretary by the close of business on 8 December 2004), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: P. Y. Chiu, Controller's Department (Ext. 4540)
R. Budiman, Controller's Department (Ext. 4553)

The attached document has a restricted distribution until it has been approved by the Board of Directors. Following such approval, the document will be available to the public.

Asian Development Bank


ASIAN DEVELOPMENT BANK

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements
30 September 2004
(Unaudited)

CONTENTS

30 September 2004

Page

I. Management's Discussion and Analysis

Overview	*1*
Ordinary capital resources	*1*
Special Funds	*8*

II. Ordinary Capital Resources

Condensed Balance Sheet	*OCR-1*
Condensed Statement of Income and Expenses	*OCR-2*
Condensed Statement of Cash Flows	*OCR-3*
Condensed Statement of Changes in Capital and Reserves	*OCR-4*
Notes to Condensed Financial Statements	*OCR-5*

III. Special Funds Resources

Asian Development Fund (ADF)

Condensed Special Purpose Statement of Assets, Liabilities, and Fund Balances	*ADF-1*
Condensed Special Purpose Statement of Revenue and Expenses	*ADF-2*
Condensed Special Purpose Statement of Cash Flows	*ADF-3*
Condensed Special Purpose Statement of Changes in Fund Balances	*ADF-4*
Notes to Condensed Special Purpose Financial Statements	*ADF-5*

Technical Assistance Special Fund (TASF)

Condensed Statement of Financial Position	*TASF-1*
Condensed Statement of Activities and Changes in Net Assets	*TASF-2*
Condensed Statement of Cash Flows	*TASF-3*
Notes to Condensed Financial Statements	*TASF-4*

Japan Special Fund (JSF)

Condensed Statement of Financial Position	*JSF-1*
Condensed Statement of Activities and Changes in Net Assets	*JSF-2*
Condensed Statement of Cash Flows	*JSF-3*
Notes to Condensed Financial Statements	*JSF-4*

Asian Development Bank Institute Special Fund (ADBISF)

Condensed Statement of Financial Position	*ADBISF-1*
Condensed Statement of Activities and Changes in Net Assets	*ADBISF-2*
Condensed Statement of Cash Flows	*ADBISF-3*
Notes to Condensed Financial Statements	*ADBISF-4*

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provide a buffer for risk arising from its operations.

2.1. Basis of financial reporting

Statutory reporting: ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB adopted Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"). FAS 133 allows hedge accounting only if stringent qualifying criteria are met. An assessment of ADB's financial transactions indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Since applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategy, ADB elected not to adopt hedge accounting. As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported in the balance sheet with changes in the fair value recognized in current net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2003. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Supplemental Reporting: ADB manages its funding requirements by selectively using derivatives to reduce borrowing cost and the interest rate and currency risks associated with the borrowing program. Derivatives are also used to enhance asset/liability management of individual positions and overall portfolios. As certain financial instruments (including all derivatives and certain investments) are recorded at their fair value while loans, borrowings and certain investments are recorded at their amortized cost, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position. In Table 2, 3 and 4, two supplemental financial statements are therefore presented applying current value and pre-FAS 133 bases. Applications of consistent approach on these statements allow for better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory reported basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Reported Basis		
	30 September 2004	30 September 2003	31 December 2003
Net Income	252	270	438
Average Earning Assets	36,388	39,007	37,540
Annual Return on Average Earning Assets	0.98%	0.92%	1.17%
Return on Loans	4.18%	4.65%	4.56%
Return on Investments	2.22%	3.76%	3.74%
Cost of Borrowings	3.86%	4.73%	4.65%
Equity-to-Loan Ratio	52.49%	-	47.67%
	Pre-FAS 133 Basis		
	30 September 2004	30 September 2003	31 December 2003
Net Income	314	467	617
Average Earning Assets	36,325	39,001	37,524
Annual Return on Average Earning Assets	1.15%	1.60%	1.64%
Return on Loans	4.18%	4.65%	4.56%
Return on Investments	2.45%	3.21%	3.13%
Cost of Borrowings	3.61%	3.75%	3.70%
Equity-to-Loan Ratio	51.77%	-	46.81%
	Current Value Basis		
	30 September 2004	30 September 2003	31 December 2003
Net Income	206	578	1,363
Average Earning Assets	38,420	41,939	40,244
Annual Return on Average Earning Assets	0.81%	1.75%	3.39%
Return on Loans	2.60%	5.50%	4.97%
Return on Investments	0.74%	4.93%	5.88%
Cost of Borrowings	2.11%	4.84%	2.55%
Equity-to-Loan Ratio	50.96%	-	46.20%

- Data not available (refer to Section 2.3, "Financial indicators and capital adequacy").

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 30 September 2004. Current value reflects the exit price for financial instruments and is the estimated fair value. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams applying the appropriate interest and exchange rates. The reversal of FAS 133 effects remove its impact, as these effects are part of the current value adjustments. Table 4 provides a further detail and analysis of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 30 September 2004 and 31 December 2003
In thousands of U.S. dollars

	30 September 2004					31 December 2003
	Reported Basis	Reversal of FAS 133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 98,464	$ -	$ 98,464	$ -	$ 98,464	$ 1,397,948
Investments and accrued income	11,863,720	-	11,863,720	-	11,863,720	11,517,178
Securities transferred under securities lending arrangement	1,884,674	-	1,884,674	-	1,884,674	2,317,819
Loans outstanding and accrued interest	23,246,601	(899)	23,245,702	1,809,542	25,055,244	27,705,291
Less: Allowance for loan losses and unamortized front end fee	(106,272)	-	(106,272)	-	(106,272)	(107,776)
Equity investment	246,755	-	246,755	-	246,755	228,956
Receivable from members	204,437	-	204,437	(70,328)	134,109	155,962
Receivable from swaps						
Investments	1,411,364	(9,572)	1,401,792	9,572	1,411,364	1,087,833
Borrowings	9,462,055	27,030	9,489,085	(27,030)	9,462,055	9,776,335
Other assets	523,056	-	523,056	-	523,056	479,350
TOTAL	$48,834,854	$ 16,559	$48,851,413	$1,721,756	$50,573,169	$54,558,896
Borrowings and accrued interest	$23,209,500	$148,610	$23,358,110	$ 905,859	$24,263,969	$27,808,899
Payable for swaps						
Investments	1,486,947	34,471	1,521,418	(34,471)	1,486,947	1,226,701
Borrowings	8,829,495	2,029	8,831,524	(2,029)	8,829,495	8,988,579
Payable under securities lending arrangement	1,909,236	-	1,909,236	-	1,909,236	2,520,991
Accounts payable and other liabilities	640,512	-	640,512	-	640,512	544,716
Total Liabilities	36,075,690	185,110	36,260,800	869,359	37,130,159	41,089,886
Paid-in capital	3,536,022	-	3,536,022	-	3,536,022	3,570,562
Net notional maintenance of value Receivable/Payable	(625,542)	-	(625,542)	-	(625,542)	(620,805)
Ordinary reserve	8,900,074	-	8,900,074	709,685	9,609,759	8,855,539
Special reserve	188,626	-	188,626	-	188,626	186,066
Loan loss reserve	218,800	-	218,800	-	218,800	-
Surplus	312,117	-	312,117	-	312,117	116,645
Cumulative revaluation adjustment account	193,871	(193,871)	-	-	-	-
Net income[1] – 30 September 2004	249,200	61,904	311,104	(107,876)	203,228	-
Net income[1] – 31 December 2003	-	-	-	-	-	1,361,003
Accumulated other comprehensive income	(214,004)	(36,584)	(250,588)	250,588	-	-
Total Equity	12,759,164	(168,551)	12,590,613	852,397	13,443,010	13,469,010
TOTAL	$48,834,854	$ 16,559	$48,851,413	$1,721,756	$50,573,169	$54,558,896

[1] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements
In thousands of U.S. dollars

	30 September 2004			30 September 2003
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Basis	Year to Date Current Value Basis
INCOME				
From loans	$796,761	$ -	$ 796,761	$1,047,708
From investments	223,026	-	223,026	237,765
From other sources-net	47,185	-	47,185	36,897
Total Income	1,066,972	-	1,066,972	1.322,370
EXPENSES				
Interest and other financial expenses	664,144	-	664,144	752,299
Administrative expenses	93,860	-	93,860	93,521
Technical assistance to member countries	(1,946)	-	(1,946)	(319)
Provision for possible losses	(2,750)	2,750	-	-
Total Expenses	753,308	2,750	756,058	845,501
OPERATING INCOME – Before FAS 133 Adjustment	313,664	(2,750)	310,914	476,869
FAS 133 adjustment	(61,904)	61,904	-	-
Current value adjustments	-	(107,876)	(107,876)	110,875
Provision for possible losses charged	-	2,750	2,750	(9,950)
Net Income	251,760	(45,972)	205,788	577,794
Appropriation of guarantee fees to Special Reserve	2,560	-	2,560	1,576
NET INCOME AFTER APPROPRIATION	$249,200	$(45,972)	$203,228	$576,218

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 September 2004					Income Statement Effects Year to Date	
	Loans	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects	30 September 2004	30 September 2003
Total Current Value Adjustments on Balance Sheet	$1,809,542	$44,043	$(930,860)	$(70,328)	$(843,703)	$ 8,694	$ 49,142
Unrealized Losses on Investments						(36,472)[1]	(109,372)
Accumulated Translation Adjustments						(80,098)[2]	171,105
Total Current Value Adjustments						$(107,876)	$110,875

[1]Unrealized losses on the investment portfolio have been moved from Equity portion under the reported basis and included as part of current value adjustments for current value reporting.

[2]The accumulated translation adjustments for the period, net of currency translation effects from FAS 133 reversals have been moved from Accumulated Other Comprehensive Income under the reported basis and included in comprehensive current value net income for the purposes of current value reporting.

Loan portfolio: Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of expected cash flows, including principal repayments, interest, and other loan charges, which are discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the inherent risks and other potential overdue payments, the value of the loans for private sector operations is adjusted through loan loss provisioning. ADB has never suffered a loss on public sector loans except opportunity losses resulting from the difference between the present value of payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows.

The positive adjustment of $1.8 billion (7.8% of loan balance) – from the statutory reported basis of $23.2 billion to the current value basis of $25.0 billion – indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would currently originate on similar loans.

Investments and related swaps: Under both the reported and current value bases, investment securities and related derivatives are reported at fair values based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $44.0 million resulted from unrealized gain on asset swaps due to increasing interest rates in certain markets.

Equity investments: Equity investments with readily determinable fair values are reported at fair value. Unlisted equity investments without readily available market value are reported at cost less allowance for losses, which represents a fair approximation of the current value.

Receivable from members: These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps: The current value of these liabilities includes the fair value of the borrowings and the associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $1.1 billion increase in the valuation of these liabilities – equivalent to 4.7% of the value of the borrowings portfolio after swaps from the statutory reported basis of $22.5 billion to the current value basis of $23.6 billion – is due to the fact that the average cost of the borrowings is higher than the market rate at which ADB can currently obtain new funding.

Current value adjustments: The $107.9 million unfavorable current value adjustment for the nine months ended 30 September 2004 (favorable of $110.9 million – 2003) as shown in Table 4 represents the change in the current value of all ADB's financial instruments from 31 December 2003 to 30 September 2004. The adjustment reflects changes in both interest rates and currency exchange rates. The unfavorable adjustment resulted mainly due to the general strengthening of the U.S. dollar and changes in interest rate environment.

Current value income: For the first three quarters of 2004, net income was $205.8 million under the current value basis compared with $313.7 million pre-FAS 133 income (*see Table 3*). The decrease from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a $27.8 million unrealized losses on all outstanding financial instruments and $80.1 million of accumulated translation adjustments for the first three quarters ended 30 September 2004 (*see Table 4*).

2.3. Financial indicators and capital adequacy

On 19 February 2004, the Board of Directors approved a new income planning framework for ADB. Under the new framework, ADB's capital adequacy in terms of its risk-bearing capacity is indicated in terms of the equity-to-loan ratio (ELR) and through the provision of Loan Loss Reserve (LLR). Consequently, the use of financial indicators, the reserve-to-loan ratio and the interest coverage ratio is discontinued. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees and waiver of 20 basis point lending spread on public sector loans.

Equity-to-loan ratio: For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in its public sector loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. At 30 September 2004, ELR was 51.77% under the pre-FAS 133 basis (46.81% - 31 December 2003).

Based on current situation and environment, the target ELR is set at 35%. The target ELR is expected to be achieved over a period of time through growth in portfolios and management of reserves.

Loan Loss Reserve: Also to address capital adequacy, ADB provides LLR for public sector loans and guarantees portfolio based on the estimated expected loss, forming part of total equity. For private sector, which is subject to review, similar reserve is set up through loan loss provision. Hence, both expected and unexpected losses are addressed through adequate LLR and ELR.

Return on loans and cost of borrowings: The margin between return on loans and borrowing costs at 30 September 2004 under statutory, pre-FAS 133 and current value bases were 0.32%, 0.57% and 0.49%, respectively. The differences among the three bases resulted from different treatments of changes in the value of instruments and related translation adjustments.

The pre-FAS 133 basis best reflected the anticipated 60 basis point lending spread ADB charges to the borrowers as the 20 basis points waiver became effective only on 1 July 2004. The difference in margins under the statutory basis and pre-FAS 133 basis was mainly attributed to the fair value loss of borrowing related derivatives (-0.23%). The current value margin incorporated the effect of change in the fair value of the loans and borrowings.

2.4. Lending and borrowing limitations

In accessing ADB's future resource requirements to finance its ordinary operations, ADB established policies on lending and borrowing limitations. The lending limitation policy limits ADB's outstanding commitments (i.e., the sum of outstanding disbursed loan, undisbursed loan balance, equity investments, and guarantees) to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). As of 30 September 2004, ADB's lending headroom available was $23.0 billion ($19.9 billion - 31 December 2003) under the

pre-FAS 133 basis. The increase in headroom was principally due to decrease in loans outstanding resulting from $2.7 billion loan prepayments in 2004.

ADB's borrowing limitation policy limits ADB's gross outstanding borrowings to no more than the borrowing headroom defined as the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves), subject to the Charter limit of 100% of callable capital. As of 30 September 2004, ADB's borrowing headroom available was $18.9 billion ($16.4 billion - 31 December 2003). The increase in available headroom resulted from the $3.1 billion decrease in gross outstanding borrowings inclusive of swaps and guarantees and $0.6 billion decrease in borrowing headroom due to exchange rate movements.

2.5. Summary of financial performance

For the nine months ended 30 September 2004, operating income before FAS 133 adjustment was $313.7 million, compared with $466.9 million of the first three quarters of 2003 *(see OCR-2)*. The decrease of $153.2 million (representing 32.8% decrease) is predominantly due to the following:

- A decrease in net loan income after interest and financial expenses of $162.8 million due to the decrease in loans and borrowing balances associated with prepayments in 2003 and 2004. In addition, the waiver of 20 basis points on lending spread for public sector loans effective 1 July 2004 decreased loan income by $2.8 million.
- A reduction of $14.7 million in investment income due to the lower gains realized from disposals of investment securities.
- An increase of $0.3 million in administrative expenses principally due to salary and postretirement benefit expenses.

The decrease of $177.8 million detailed above was partially offset by $12.7 million decrease in provision for private sector loans and equity investments associated with prepayments and disposals, $1.6 million write back of technical assistance and $10.3 million increase in income from other sources attributed to dividends received and sales of equity investments.

The unfavorable FAS 133 adjustment decreased to $61.9 million for the nine months ended 30 September 2004 ($196.5 million - 2003) due to decrease in medium to long term swap rates during third quarter (see Note K of the Notes to Financial Statements (OCR-5) for detail).

2.6. Allocation of net income and transfers

For details of allocations and transfers of 2003 net income, please refer to Note J of the Notes to Financial Statements (OCR-5).

3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); and the ADB Institute Special Fund (ADBISF). Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. The governments of 29 donor members (regional and nonregional) have contributed to the totality of the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources: Cumulative contributions committed amounted to $25.3 billion as of 30 September 2004, of which contributions available for loan commitments were $25.0 billion ($24.5 billion – 31 December 2003). Contributions committed but not available as of 30 September 2004 were $0.3 billion ($0.8 billion – 31 December 2003) comprising committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority for new loans at the end of September 2004 was $1.1 billion ($45.0 million – 31 December 2003).

In July 2004, the Executive Directors approved the adoption of Donor's Report for the Eighth Replenishment of ADF (ADF IX), which will be presented to the Board of Governors with the approval of related Board Resolution. Pending approval, ADF IX will provide concessional financing of about SDR 4.8 billion, including significant portion of grants for the four-year period from 2005.

Review of Activities: During the period, 11 ADF loans totaling $230.8 million were approved, compared with 13 approvals amounting to $447.2 million in the same period last year. Disbursements for the period totaled $651.1 million, a decrease of 1.5% from $660.8 million for the same period in 2003.

As of 30 September 2004, 28 public sector loans to Myanmar were in arrears and placed in nonaccrual status. The principal amount outstanding of loans placed in nonaccrual status was $482.3 million ($496.0 million – 31 December 2003) of which $125.5 million ($106.9 million – 31 December 2003) was overdue.

Investment position: The ADF investment portfolio amounted to $5.2 billion as of 30 September 2004, compared with $4.3 billion as of 31 December 2003. About 32% of the portfolio was invested in bank deposits and 68% in floating and fixed income securities. The annualized rate of return on ADF investments as of the third quarter of 2004 was 3.4%, compared with 3.8% during the same period in 2003.

The portfolio was denominated in 10 currencies with Euro, pound sterling, Australian dollar, and Canadian dollar investments comprising 83.8% of the portfolio.

3.2 Technical Assistance Special Fund

Review of activities: Technical assistance is accounted for on a commitment basis. As of 30 September 2004, total TASF resources amounted to $1,060.5 million. Of this, $943.0 million had been committed, leaving an uncommitted balance of $117.5 million. During the period, 93 technical assistance grants totaling $47.5 million became effective while an amount of $4.5 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Investment position: As of 30 September 2004, TASF investment portfolio amounted to $244.4 million compared to $228.5 million as of 31 December 2003. Revenue from investments however,

decreased from $4.0 million in the third quarter of 2003 to $3.6 million in 2004, due to lower yields in some capital markets.

3.3. Japan Special Fund

Review of activities: The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In March 2004, Japan contributed 2.7 billion yen ($24.2 million equivalent) as a regular contribution to the JSF and authorized in July 2004, the transfer of $1 million from JSF investment income to the Cooperation Fund for Regional Trade and Financial Security Initiative. During the first three quarters of the year, 28 technical assistance grants for the JSF totaling $15.8 million became effective while an amount of $6.1 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. In September 2004, ADB disposed one equity investment held in JSF, realizing a gain of $0.9 million. The uncommitted balance after taking into account contributions, revenues, net TA grants, transfer, and administrative and financial expenses was $157.1 million as of 30 September 2004.

Investment position: The JSF investment portfolio amounted to $213.0 million as of 30 September 2004, compared with $220.1 million as of 31 December 2003. Investment income decreased by $0.4 million, from $2.6 million in the first three quarters of 2003 to $2.2 million in 2004, due to a decrease in the average investment balance and lower interest yields on corporate obligations where majority of the JSF investment portfolio is held.

3.3.1 Asian Currency Crisis Support Facility

Review of Activities: The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $28.7 million as of 30 September 2004 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. In June 2004, Japan contributed additional $1.4 billion yen (US$13.1 million equivalent). As of 30 September 2004, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $18.0 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 98,464		$ 1,397,948
INVESTMENTS (Note C)		11,785,757		11,440,838
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note D)		1,884,674		2,317,819
LOANS OUTSTANDING (Notes E and F) (*Including FAS 133 adjustment of $899 - 30 September 2004, $985 - 31 December 2003, net of allowance for losses of $78,168 - 30 September 2004, $82,381 - 31 December 2003, and unamortized front end fee of $28,104 - 30 September 2004, $25,395 - 31 December 2003*).		22,878,678		25,398,067
EQUITY INVESTMENTS (Note G)		246,755		228,956
ACCRUED INCOME		339,614		340,350
RECEIVABLE FROM MEMBERS		204,437		237,142
RECEIVABLE FROM SWAPS (Notes C, F and I)				
Investments	$ 1,411,364		$ 1,087,833	
Borrowings	9,462,055	10,873,419	9,776,335	10,864,168
OTHER ASSETS				
Property, Furniture, and Equipment		166,359		166,787
Investment related receivables		167,624		129,745
Miscellaneous (Note H)		189,073		182,818
TOTAL		**$ 48,834,854**		**$ 52,704,638**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes F and I) (Including FAS 133 adjustment of $2,313 - 30 September 2004, $2,829 - 31 December 2003)		$ 22,847,977		$ 26,263,929
ACCRUED INTEREST ON BORROWINGS		361,523		307,282
PAYABLE FOR SWAPS (Notes C, F, and I)				
Investments	$ 1,486,947		$ 1,226,701	
Borrowings	8,829,495	10,316,442	8,988,579	10,215,280
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT		1,909,236		2,520,991
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		357,738		261,729
Undisbursed technical assistance commitments		23,955		40,692
Miscellaneous (Notes E and H)		258,819		242,295
Total liabilities		36,075,690		39,852,198
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note J)				
Subscribed (SDR34,991,710,000 - 30 September 2004 and 31 December 2003)		51,402,472		51,996,631
Less -"callable" shares subscribed		47,787,141		48,339,510
"Paid-in" shares subscribed		3,615,331		3,657,121
Less - subscription installments not due		9,371		15,813
Subscription installments matured		3,605,960		3,641,308
Less - capital transferred to the Asian Development Fund		69,938		70,746
		3,536,022		3,570,562
Net notional amounts required to maintain value of currency holdings		(625,542)		(620,805)
Ordinary Reserve		8,900,074		8,892,584
Special Reserve		188,626		186,066
Loan Loss Reserve (Note J)		218,800		-
Surplus (Note J)		312,117		116,645
Cumulative revaluation adjustments account		193,871		372,257
Net income after appropriation				
For the calendar year 2003		-		435,886
For the nine months ended 30 September 2004 (OCR-2)		249,200		-
Accumulated other comprehensive income (OCR-4)		(214,004)		(100,755)
Total Capital and Reserves		12,759,164		12,852,440
TOTAL		**$ 48,834,854**		**$ 52,704,638**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)	2003 (Unaudited)
INCOME (Note K)		
From loans	$ 796,761	$ 1,047,708
From investments (Note C)	223,026	237,765
From other sources - net	47,185	36,897
TOTAL INCOME	1,066,972	1,322,370
EXPENSES (Note K)		
Interest and other financial expenses	664,144	752,299
Administrative expenses	93,860	93,521
Technical assistance to member countries	(1,946)	(319)
Provision for losses (Note E)	(2,750)	9,950
TOTAL EXPENSES	753,308	855,451
OPERATING INCOME BEFORE FAS 133 ADJUSTMENT	313,664	466,919
FAS 133 ADJUSTMENT (Notes F and K)	(61,904)	(196,541)
NET INCOME	251,760	270,378
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	2,560	1,576
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	**$ 249,200**	**$ 268,802**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)	2003 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 724,730	$ 955,260
Interest on investments received	214,290	215,366
Interest and other financial expenses paid	(491,946)	(592,905)
Administrative expenses paid	(83,327)	(84,786)
Technical assistance disbursed	(14,031)	(18,601)
Others - net	12,215	(5,417)
Net Cash Provided By Operating Activities	361,931	468,917
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(722,339)	(931,058)
Principal collected on loans	3,541,195	3,429,339
Loans disbursed	(1,138,408)	(1,422,398)
Net swaps	(2,511)	11,151
Others	8,125	4,164
Net Cash Provided by in Investing Activities	1,686,062	1,091,198
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	605,132	3,208,501
Bonds purchased for redemption and borrowings redeemed	(3,819,677)	(4,465,246)
Issuance expenses paid	(443)	(18,815)
Payments from members	36,794	38,440
Net currency swaps	28,264	275,808
Resources transferred to TASF	(50,000)	(80,000)
Resources transferred to ADF	(150,000)	(200,000)
Net Cash Used in Financing Activities	(3,349,930)	(1,241,312)
Effect of Exchange Rate Changes on Due from Banks	2,453	41,806
Net (Decrease) Increase in Due from Banks	(1,299,484)	360,609
Due from Banks at Beginning of Period	1,397,948	503,954
Due from Banks at End of Period	$ 98,464	$ 864,563

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)		2003 (Unaudited)	
Balance at beginning of period		$ 12,852,440		$ 12,352,163
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 251,760		$ 270,378	
Other comprehensive income for the period	(113,249)	138,511	99,338	369,716
Subscriptions received		5,141		7,041
Change in SDR values		(39,681)		181,577
Change in Ordinary Reserve		7,490		(38,828)
Allocation to ADF		(150,000)		(200,000)
Allocation to TASF		(50,000)		(80,000)
Notional MOV		(4,737)		(11,568)
Balance at end of period		**$ 12,759,164**		**$ 12,580,101**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortization **(Unaudited)**		Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gain (Loss) **(Unaudited)**		Minimum Pension Liability Adjustment **(Unaudited)**		Accumulated Other Comprehensive Income (Loss) **(Unaudited)**	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Balance, 1 January	$ (11,437)	$ (20,331)	$ (125,520)	$ (464,731)	$ 45,504	$ 183,027	$ (9,302)	$ -	$ (100,755)	$ (302,035)
Amortization	3,872	7,593	-	-	-	-	-	-	3,872	7,593
Other comprehensive income for the period	-	-	(80,649)	201,117	(36,472)	(109,372)	-	-	(117,121)	91,745
Balance, 30 September	$ (7,565)	$ (12,738)	$ (206,169)	$ (263,614)	$ 9,032	$ 73,655	$ (9,302)	$ -	$ (214,004)	$ (202,697)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements." FIN 46 requires an entity to consolidate and disclose variable interest entity (VIE) for which it is the primary beneficiary and disclose VIE for which it holds significant variable interests for year ending 31 December 2004. An evaluation of its applicability to ADB will be considered at the year end.

NOTE C - INVESTMENTS AND SWAP TRANSACTIONS

All investment securities and negotiable certificate of deposits held as of 30 September 2004 and 31 December 2003 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Unrealized gains and losses are reported in the "CAPITAL AND RESERVES" section as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to

futures, realized gain or loss is reported based on daily settlement of the net cash margin. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The estimated fair value of the investments including securities transferred under securities lending arrangements by contractual maturity as of 30 September 2004 and 31 December 2003 are as follows:

	30 September 2004	31 December 2003
Due in one year or less	$ 5,675,451,000	$ 6,331,766,000
Due after one year through five years	5,589,215,000	5,385,126,000
Due after five years through ten years	2,405,765,000	2,041,765,000
Total	$13,670,431,000	$13,758,657,000

ADB entered into asset swap transactions as an investment vehicle with total notional amount of $1,725,611,000($1,321,986,000 - 31 December 2003).

NOTE D - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE E - LOANS AND GUARANTEES

As of 30 September 2004 and 31 December 2003, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2004	31 December 2003
Indonesia	$ 7,847,252,000	$ 8,041,814,000
China, People's Republic of	4,656,763,000	4,622,747,000
Korea, Republic of	1,875,842,000	1,899,664,000
India	2,339,051,000	3,448,546,000
Philippines	2,639,996,000	2,775,708,000
Pakistan	1,466,777,000	2,614,162,000
Others (individually less than 5% of total loans)	2,159,269,000	2,103,202,000
Total loans	$22,984,950,000	$25,505,843,000
Allowance for possible losses	(78,168,000)	(82,381,000)
Unamortized front-end fee	(28,104,000)	(25,395,000)
Net loans outstanding	$22,878,678,000	$25,398,067,000

Loans outstanding as of 30 September 2004 include loans to the private sector amounting to $356,164,000 ($381,261,000 - 31 December 2003).

The undisbursed balance of approved loans as of 30 September 2004 was $13,539,042,000 ($14,861,486,000 - 31 December 2003). This included an undisbursed balance of approved private sector loans amounting to $464,356,000 ($347,654,000 - 31 December 2003). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $222,441,000 ($141,882,000 - 31 December 2003).

Waiver of Lending Spread and Front-End Fee

The Board of Governors approved the waiver of 20 basis points of the lending spread on public sector loans outstanding from 1 July 2004 - 30 June 2005 for OCR borrowers that do not have loans in arrears with ADB and waiver of the entire 1% front-end fee on all new public sector loans approved during 1 January 2004 to 30 June 2005. The effect of the lending spread waiver was to reduce net income by $2.8 million.

Overdue Amounts

One public sector loan to Nauru remained in nonaccrual status as of 30 September 2004 (one to Nauru - 31 December 2003). The principal outstanding of this loan as of 30 September 2004 was $2,300,000 ($2,300,000 - 31 December 2003), of which $400,000 ($340,000 - 31 December 2003) was overdue. No additional provision for losses was made for the nine-month period ended 30 September 2004.

Eleven private sector loans were in nonaccrual status as of 30 September 2004 (twelve - 31 December 2003). The principal amount outstanding of private sector loans in nonaccrual status as of 30 September 2004 was $50,478,000 ($77,115,000 - 31 December 2003), of which $36,533,000 ($70,045,000 - 31 December 2003) was overdue.

Allowance for Losses

The changes in the allowance for loan losses during the first three quarters of 2004 and 2003 are as follows:

	30 September 2004			30 September 2003
	Public Sector	Private Sector	Total	Private Sector
Balance - 1 January	$240,000	$82,141,000	$82,381,000	$72,477,000
Provision during the period	-	(3,485,000)	(3,485,000)	4,458,000
Reversal of provision of restructured loans	-	(522,000)	(522,000)	-
Translation adjustments	-	(206,000)	(206,000)	225,000
Balance - 30 September	$240,000	$77,928,000	$78,168,000	$77,160,000

As of 30 September 2003, no provision for losses on public sector loans was provided.

Loan Guarantees

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of 30 September 2004 and 31 December 2003 covered:

	30 September 2004		**31 December 2003**	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
With counterguarantee	$1,079,320,000	$1,076,178,000	$1,115,342,000	$1,115,342,000
Political Risk Guarantees				
With counterguarantees	253,051,000	100,692,000	252,673,000	101,940,000
Without counterguarantee	102,237,000	52,256,000	31,619,000	28,291,000
	355,288,000	152,948,000	284,292,000	130,231,000
	$1,434,608,000	$1,229,126,000	$1,399,634,000	$1,245,573,000

None of these amounts were subject to call as of 30 September 2004 (nil - December 2003). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at 30 September 2004 was $668,637,000 ($649,665,000 - 31 December 2003).

In accordance with FIN 45, a liability of $11,175,000 ($3,932,000 - 31 December 2003) relating to political risk guarantees issued commencing 1 January 2003 have been included in "Miscellaneous liabilities" on the balance sheet.

NOTE F - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value incorporating observable market data, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident the impact of the economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

NOTE G - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable market values are reported at market value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies equity method of accounting to one investment in Asian Finance and Investment Corporation Ltd. (AFIC) where ADB has the ability to exercise significant influence. ADB also holds 100% of AFIC issued convertible non-cumulative preference shares in the amount of $25,000,000 ($25,000,000 - 31 December 2003). As of 30 September 2004, AFIC's net assets was $48,783,000 ($46,891,000 - 31 December 2003) and the net profit for nine month ended 30 September 2004 was $1,964,000 ($3,877,000 - 2003). ADB's maximum exposure to loss as a result of its investment in AFIC was $39,866,000 as of 30 September 2004 ($39,284,000 - 31 December 2003). ADB is currently evaluating the impact of FIN 46 with respect to AFIC on the OCR statements.

NOTE H - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Miscellaneous assets and miscellaneous liabilities as of 30 September 2004 and 31 December 2003 include inter-Fund receivables and payables which were as follows:

	30 September 2004	31 December 2003
Amounts Receivable from:		
Asian Development Fund	$40,381,000	$28,687,000
Technical Assistance Special Fund	24,000	15,000
Japan Special Fund	-	141,000
Asian Development Bank Institute Special Fund	231,000	317,000
Agency Trust Funds (net)	635,000	452,000
Total	$41,271,000	$29,612,000
Amounts Payable to:		
Staff Retirement Plan	$ 36,000	$ 7,425,000
Japan Special Fund	930,000	-
	$ 966,000	$ 7,425,000

NOTE I - BORROWINGS AND SWAPS

ADB issues structured debt and simultaneously enters into currency or interest rate swaps to decrease its cost of borrowings as part of its funding strategy. The amount of borrowings reported on the balance sheet includes their carrying book value adjusted for any unamortized premium or discounts, and the fair value of embedded derivatives of $150,923,000 as of 30 September 2004 ($149,474,000 - 31 December 2003) that are required to be separated by FAS 133 *(See Note J)*.

The weighted average cost of borrowings outstanding as of 30 September 2004 after adjustment for currency and interest rate swap activities, was 3.86% (4.65% - 31 December 2003).

NOTE J - CAPITAL AND RESERVES AND ALLOCATION OF NET INCOME

In 2004, the Board of Directors approved the creation of Loan Loss Reserve through an allocation out of prior year net income. The Loan Loss Reserve forms part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's public sector loans and guarantees portfolio. The estimated expected loss is determined using ADB's credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

With respect to the net income for the year-ended 2003 of $435,886,000, the Board of Governors approved allocation to Loan Loss Reserve $218,800,000, Surplus $195,472,000, ADF $150,000,000 and TASF $50,000,000 and reduction of Cumulative Revaluation Adjustments account by 2003 FAS 133 adjustment of $178,386,000.

The authorized capital stock of ADB as of 30 September 2004 consisted of 3,499,171 shares amounting to SDR34,991,710,000 all of which have been subscribed. Of the subscribed shares 3,253,061 shares are "callable" and 246,110 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 30 September 2004, the value of the SDR in terms of the United States dollar was $1.46899 ($1.48597 - 31 December 2003) giving a value for each share of ADB's capital equivalent to $14,689.90 ($14,859.70 - 31 December 2003).

NOTE K - INCOME AND EXPENSES

The average yield on the loan portfolio was 4.18%(4.65% - 2003) for the nine-month period ended 30 September 2004.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2004, based on the portfolio held at the beginning and end of each month, was 2.22% (3.76% - 2003) excluding unrealized gains and losses on investments and 1.90% (2.63% - 2003) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine-month period ended 30 September 2004 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities of each fund. Of the total administrative expenses for the nine-month period ended 30 September 2004 of $216,855,000 ($200,186,000 - 2003), $112,155,000 ($98,334,000 - 2003) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $10,840,000 ($8,331,000 - 2003) related to new loans for the period ended 30 September 2004.

Commencing 2003, net income allocation to TASF to finance TA operations was resumed, terminating the charging of TA commitment to OCR current income. Cancellations of undisbursed amounts of completed technical assistance (TA) projects approved in prior periods accounted for the amount of write back to "Technical assistance to member countries' of $1,946,000 for the period ($319,000-2003).

For the nine-month period ended 30 September 2004, a write back to provision for losses totaled $2,750,000 ($735,000 additional provisions for equity investments and $3,485,000 write back on provisions for private sector loans). During the same period in 2003, provision for losses totaled $9,950,000 ($4,458,000 for private sector loans and $5,492,000 for equity investments).

Unfavorable FAS 133 adjustment of $61,904,000 ($196,541,000 - 2003) was composed of:

	30 September 2004	**30 September 2003**
Unrealized (losses) gains on		
Borrowings related swaps	$(58,718,000)	$(247,737,000)
Investments related swaps	(8,862,000)	53,276,000
Embedded derivatives in structured borrowings	9,225,000	-
Amortization of the FAS 133 transition adjustment	(3,549,000)	(2,080,000)
Total	$(61,904,000)	$(196,541,000)

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note B)

ASSETS		30 September (Unaudited)		31 December
DUE FROM BANKS		$ 10,487		$ 35,530
INVESTMENTS (Note C)		5,185,525		4,292,460
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note D)		180,600		459,469
LOANS OUTSTANDING (Note E)		19,931,096		20,046,522
ACCRUED REVENUE		113,252		96,705
DUE FROM CONTRIBUTORS		2,347,988		2,334,627
OTHER ASSETS				
Investment related receivables	$ 224		$ 227	
Miscellaneous	2,933	3,157	2,501	2,728
TOTAL		**$ 27,772,105**		**$ 27,268,041**

LIABILITIES AND FUND BALANCES	30 September (Unaudited)	31 December
ACCOUNTS PAYABLE AND OTHER LIABILITIES		
Payable under securities lending arrangement (Note D)	$ 183,774	$ 468,473
Advance payments on contributions	57,932	11,680
Payable to related funds (Note F)	40,381	28,687
Investment related payables	38,868	-
Miscellaneous (Note G)	136,696	620
Total Liabilities	457,651	509,460
FUND BALANCES		
Amounts available for loan commitments		
Contributed Resources	24,317,259	24,016,828
Set-aside Resources	69,938	70,746
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund	583,405	433,458
	24,970,602	24,521,032
Accumulated surplus	2,089,596	1,931,557
Accumulated other comprehensive income (ADF-4)	254,256	305,992
Total Fund Balance	27,314,454	26,758,581
TOTAL	**$ 27,772,105**	**$ 27,268,041**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)	2003 (Unaudited)
REVENUE		
From loans	$ 145,068	$ 129,672
From investments (Note C)	125,044	109,657
From other sources - net	108	101
TOTAL REVENUE	270,220	239,430
EXPENSES		
Financial expenses	25	12
Administrative expenses (Note F)	112,156	98,336
TOTAL EXPENSES	112,181	98,348
EXCESS OF REVENUE OVER EXPENSES	$ 158,039	$ 141,082

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)	2003 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 124,704	$ 109,422
Interest on investments received	118,873	105,683
Cash received from other sources	108	101
Administrative expenses paid	(100,462)	(82,679)
Financial expenses paid	(25)	(12)
Net Cash Provided by Operating Activities	143,198	132,515
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(926,423)	(694,603)
Principal collected on loans	278,836	221,873
Loans disbursed	(636,221)	(646,466)
Net Cash Used in Investing Activities	(1,283,808)	(1,119,196)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	958,468	780,279
Cash received from Ordinary Capital Resources	150,000	200,000
Net Cash Provided by Financing Activities	1,108,468	980,279
Effect of Exchange Rate Changes on Due from Banks	7,099	1,061
Net Decrease in Due from Banks	(25,043)	(5,341)
Due from Banks at Beginning of Period	35,530	10,205
Due from Banks at End of Period	$ 10,487	$ 4,864

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)		2003 (Unaudited)	
Balance at beginning of period		$ 26,758,581		$ 22,852,571
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 158,039		$ 141,082	
Other comprehensive income for the period	(51,736)	106,303	166,867	307,949
Change in amount available for loan commitments from Contributed Resources		300,431		2,148,545
Transfer from Ordinary Capital Resources		150,000		200,000
Change in SDR value of Set-Aside Resources		(808)		3,581
Change in value of transfers from TASF		(53)		276
Balance at end of period		**$ 27,314,454**		**$ 25,512,922**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
Balance, 1 January	$ 300,135	$ (10,429)	$ 5,857	$ 20,120	$ 305,992	$ 9,691
Other comprehensive income for the period	(47,299)	171,955	(4,437)	(5,088)	(51,736)	166,867
Balance, 30 September	$ 252,836	$ 161,526	$ 1,420	$ 15,032	$ 254,256	$ 176,558

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for Asian Development Fund (ADF). Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States.

NOTE C - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 30 September 2004 and 31 December 2003 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The estimated fair value of the investments including securities transferred under securities lending arrangement by contractual maturity as of 30 September 2004 and 31 December 2003 are as follows:

	30 September	31 December
Due in one year or less	$4,085,050,000	$3,371,281,000
Due after one year through five years	1,281,075,000	1,380,648,000
Total	$5,366,125,000	$4,751,929,000

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2004, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.48% (3.90% - 2003). If unrealized gains and losses were included, the annualized rate of return would have been 3.39% (3.76% - 2003).

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE E - LOANS

As of 30 September 2004 and 31 December 2003, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	30 September	31 December
Bangladesh	$ 4,901,879,000	$ 5,035,611,000
Pakistan	4,622,386,000	4,715,161,000
Sri Lanka	2,080,216,000	2,064,582,000
Vietnam	1,544,112,000	1,503,117,000
Nepal	1,264,662,000	1,298,561,000
Others (individually less than 5% of total loans)	5,517,841,000	5,429,490,000
Total loans	$19,931,096,000	$20,046,522,000

The principal amount outstanding of public sector loans placed in non-accrual status as of 30 September 2004 was $482,293,000 ($495,974,000 - 31 December 2003) of which $125,493,000 ($106,895,000 - 31 December 2003) was overdue.

No private sector loan was in nonaccrual status as of 30 September 2004 and 31 December 2003.

The undisbursed balance of approved loans as of 30 September 2004 was $6,559,726,000 ($7,291,663,000 - 31 December 2003).

NOTE F - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the nine-month period ended 30 September 2004, included directly identifiable expenses of $1,000 ($2,000 - 2003) and administration charge amounting to $112,155,000 ($98,334,000 - 2003). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of each fund. The amount of administrative expenses allocated for the quarter, pending settlement to Ordinary Capital Resources, is reflected as "Payable to related funds".

NOTE G - OTHER LIABILITIES - MISCELLANEOUS

Miscellaneous liabilities included contribution received from Italy for ADF VIII amounting to $135,935,000 which is expected to become effective and be included in Contributed Resources upon Board approval in November 2004.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**30 September (Unaudited)**	**31 December**
DUE FROM BANKS	$ 2,376	$ 2,116
INVESTMENTS (Note C)	244,364	228,493
ACCRUED REVENUE	268	1,146
OTHER ASSETS (Note D)	7,750	7,925
TOTAL	**$ 254,758**	**$ 239,680**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 672	$ 15
UNDISBURSED COMMITMENTS (Note E)	136,631	135,553
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	117,455	104,112
TOTAL	**$ 254,758**	**$ 239,680**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)		2003 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ 50,050		$ 80,070
REVENUE				
From investments (Note C)		3,562		4,001
From other sources				
Income from conversion of grants into loans	$ 1,337		$ 255	
Others	13	1,350	46	301
Total		54,962		84,372
EXPENSES				
Technical assistance (Note E)		43,475		53,812
Financial expenses		12		3
Total		43,487		53,815
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		11,475		30,557
EXCHANGE GAINS		1,868		21,881
INCREASE IN NET ASSETS		13,343		52,438
NET ASSETS AT BEGINNING OF PERIOD		104,112		68,338
NET ASSETS AT END OF PERIOD		**$ 117,455**		**$ 120,776**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)	2003 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 50,050	$ 80,047
Interest on investments received	5,354	5,488
Cash received from other activities	1,345	369
Technical assistance disbursed	(41,572)	(29,030)
Financial expenses paid	(12)	(3)
Net Cash Provided by Operating Activities	15,165	56,871
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(14,906)	(56,184)
Effect of Exchange Rate Changes on Due from Banks	1	594
Net Increase in Due from Banks	260	1,281
Due from Banks at Beginning of Period	2,116	1,792
Due from Banks at End of Period	$ 2,376	$ 3,073

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar, the reporting currency is used to measure exchange gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 September 2004 and 31 December 2003 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 2.05% (3.14% - 2003).

NOTE D - OTHER ASSETS AND LIABILITIES

As of 30 September 2004, included in other assets and liabilities is an amount receivable from Agency Trust Funds of $26,000 ($20,000 - 31 December 2003), and amounts payable to Ordinary Capital Resources of $24,000 ($15,000 - 31 December 2003) and to Dutch Grant of $643,000 (nil - 31 December 2003). The amount payable to Dutch Grant represents contributions received for the grant, which was temporarily deposited to TASF bank account.

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2004, a net amount of $4,490,000 ($8,411,000 - 2003) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects, which have not been disbursed.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 401	$ 1,964	$ 2,365	$ 640	$ 1,977	$ 2,617
INVESTMENTS (Note C)	33,931	213,003	246,934	37,552	220,103	257,655
EQUITY INVESTMENTS (Note D)	-	-	-	-	111	111
ACCRUED REVENUE	460	4,735	5,195	172	3,218	3,390
OTHER ASSETS (Note E)	71	3,497	3,568	275	3,538	3,813
TOTAL	**$ 34,863**	**$ 223,199**	**$ 258,062**	**$ 38,639**	**$ 228,947**	**$ 267,586**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 429	$ 16	$ 445	$ 1,411	$ 218	$ 1,629
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	5,773	66,066	71,839	9,759	88,521	98,280
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	157,117	157,117	-	140,208	140,208
Temporarily restricted	25,941	-	25,941	25,067	-	25,067
	25,941	157,117	183,058	25,067	140,208	165,275
Net Accumulated Investment Income						
Temporarily restricted	2,720	-	2,720	2,402	-	2,402
	28,661	157,117	185,778	27,469	140,208	167,677
TOTAL	**$ 34,863**	**$ 223,199**	**$ 258,062**	**$ 38,639**	**$ 228,947**	**$ 267,586**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)			2003 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 24,238	$ 24,238	$ -	$ 16,633	$ 16,633
REVENUE FROM INVESTMENTS	-	2,239	2,239	-	2,657	2,657
REVENUE FROM EQUITY INVESTMENTS (Note D)	-	900	900	-	-	-
REVENUE FROM OTHER SOURCES	-	20	20	-	45	45
NET ASSETS (REVERTED BACK) RELEASED FROM RESTRICTIONS	(863)	-	(863)	1,275	-	1,275
Total	(863)	27,397	26,534	1,275	19,335	20,610
TRANSFER TO COOPERATION FUND FOR REGIONAL TRADE AND FINANCIAL SECURITY INITIATIVE (Note B)	-	(1,000)	(1,000)	-	-	-
EXPENSES						
Technical assistance (Note F)	(872)	9,788	8,916	1,250	25,901	27,151
Administrative expenses	9	862	871	25	780	805
Financial expenses	-	-	-	-	6	6
Total	(863)	10,650	9,787	1,275	26,687	27,962
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	-	15,747	15,747	-	(7,352)	(7,352)
EXCHANGE GAINS (LOSSES)	-	1,162	1,162	-	(306)	(306)
INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS	-	16,909	16,909	-	(7,658)	(7,658)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	329	-	329	528	-	528
NET ASSETS REVERTED BACK (RELEASED FROM) RESTRICTIONS	863	-	863	(1,275)	-	(1,275)
INCREASE (DECREASE) IN TEMPORARILY RESTRICTED NET ASSETS	1,192	-	1,192	(747)	-	(747)
INCREASE (DECREASE) IN NET ASSETS	1,192	16,909	18,101	(747)	(7,658)	(8,405)
NET ASSETS AT BEGINNING OF PERIOD	27,469	140,208	167,677	28,029	160,138	188,167
NET ASSETS AT END OF PERIOD	**$ 28,661**	**$ 157,117**	**$ 185,778**	**$ 27,282**	**$ 152,480**	**$ 179,762**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)			2003 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 24,238	$ 24,238	$ -	$ 16,633	$ 16,633
Interest on investments received	526	6,021	6,547	1,657	9,706	11,363
Transfer to Cooperation Fund for Regional Trade and Financial Security Initiative	-	(1,000)	(1,000)	-	-	-
Technical assistance disbursed	(3,891)	(31,377)	(35,268)	(9,331)	(32,144)	(41,475)
Interest assistance paid	-	-	-	(12,536)	-	(12,536)
Administrative expenses paid	(9)	(955)	(964)	(79)	(843)	(922)
Financial expenses paid	-	-	-	-	(6)	(6)
Others - net	2	20	22	3	(259)	(256)
Net Cash Used in Operating Activities	(3,372)	(3,053)	(6,425)	(20,286)	(6,913)	(27,199)
CASH FLOWS FROM INVESTING ACTIVITES						
Net sales	3,133	2,138	5,271	20,030	7,744	27,774
Effect of Exchange Rate Changes on Due from Banks	-	902	902	-	-	-
Net (Decrease) Increase in Due from Banks	(239)	(13)	(252)	(256)	831	575
Due from Banks at Beginning of Period	640	1,977	2,617	656	711	1,367
Due from Banks at End of Period	$ 401	$ 1,964	$ 2,365	$ 400	$ 1,542	$ 1,942

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The United States dollar is the functional and reporting currency of Japan Special Fund (JSF) as it has become the currency of the primary economic operating environment of the Fund. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

In June 2004, the Cooperation Fund for Regional Trade and Financial Security Initiative was established to provide TA to developing member countries for enhancing port security and combating money laundering and terrorist financing. The Government of Japan agreed to contribute US$1 million to the fund from the investment income of Japan Special Fund.

NOTE C - INVESTMENTS

All investment securities held as of 30 September 2004 and 31 December 2003 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the nine-month period ended 30 September 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 1.22% and 1.33%, respectively (1.58% and 1.43% - 2003).

NOTE D - EQUITY INVESTMENTS

JSF sold the only equity investments in India ADB had since 1990 and realized a net gain of $900,000.

NOTE E - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are interfund balances as follows:

	30 September	31 December
Amounts Receivable by JSF from:		
Ordinary Capital Resources (Note C)	$ 930,000	$ -
ACCSF	429,000	1,410,000
DANIDA Grant	6,000	-
Total	$1,365,000	$1,410,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$ -	$ 141,000
Norway TA Grant	-	8,000
	$ -	$ 149,000
ACCSF to: Japan Special Fund	429,000	1,410,000
Total	$ 429,000	$1,559,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the nine-month period ended 30 September 2004, an amount of $6,974,000 ($6,389,000 - 2003) was thus written back as a reduction in technical assistance. Of this amount $872,000 ($250,000 - 2003) corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

NOTE G - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 30 September 2004, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $25,941,000 ($25,067,000 - 31 December 2003).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2004 and 31 December 2003
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 1,277	$ 11,943
INVESTMENTS (Note C)	16,490	1,402
PROPERTY, FURNITURE, AND EQUIPMENT	712	932
OTHER ASSETS	2,303	2,030
TOTAL	**$ 20,782**	**$ 16,307**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$ 231	$ 317
ACCOUNTS PAYABLE AND OTHER LIABILITIES	1,826	1,775
UNCOMMITTED BALANCES (ADBISF-2)	18,725	14,215
TOTAL	**$ 20,782**	**$ 16,307**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)		2003 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ 13,142		$ 11,805
REVENUE				
From other sources - net		1		13
Total		13,143		11,818
EXPENSES				
Administrative expenses	$ 6,482		$ 5,853	
Program expenses	1,660	8,142	688	6,541
CONTRIBUTION AND REVENUE IN EXCESS OF EXPENSES		5,001		5,277
EXCHANGE (LOSSES) GAINS - NET		(39)		79
TRANSLATION ADJUSTMENTS		(452)		936
INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		4,510		6,292
NET ASSETS AT BEGINNING OF PERIOD		14,215		10,397
NET ASSETS AT END OF PERIOD		**$ 18,725**		**$ 16,689**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004 (Unaudited)	2003 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,142	$ 11,805
Expenses paid	(8,125)	(6,464)
Others - net	(233)	92
Net Cash Provided by Operating Activities	4,784	5,433
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (investments) sales	(15,764)	1,689
Effect of Exchange Rate Changes on Due from Banks	314	698
Net (Decrease) Increase in Due from Banks	(10,666)	7,820
Due from Banks at Beginning of Period	11,943	6,300
Due from Banks at End of Period	$ 1,277	$ 14,120

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2004 and 2003
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 September 2004 and 31 December 2003 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.002% (0.003% - 2003).


ASIAN DEVELOPMENT BANK

ASIAN DEVELOPMENT BANK

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2004

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was neither a purchase nor sale of primary obligations in the United States in the third quarter of 2004.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the third quarter ended 30 September 2004 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org

Annex A

ADB NEWS RELEASES
(Third Quarter 2004)

DATE	PARTICULARS
30 Sep 2004	Boosting Access to Affordable Textbooks for Uzbek Students
30 Sep 2004	ADB Plans to Boost Rural Development and Operations in Poor States in India
29 Sep 2004	Lending Program for PRC for 2005-2007 Prioritizes Poorer Central and Western Regions
28 Sep 2004	ADB to Help Improve Woman and Child Health Care in Uzbekistan
27 Sep 2004	New Stress On Infrastructure In ADB's Updated Program For Pakistan, 2005-2006
27 Sep 2004	ADB's Program In Timor-Leste To Focus On Quality Of Life
24 Sep 2004	ADB Cofinances Investment Guarantee Facility to Catalyze Investments in Afghanistan
24 Sep 2004	Providing Jobs and Infrastructure to Reduce Poverty in Conflict-Affected Areas of Nepal
23 Sep 2004	Reducing Vulnerability of the Poor to Natural Disasters in Kyrgyz Republic
22 Sep 2004	Viet Nam Economy to Remain Strong in 2004 and 2005
22 Sep 2004	Viet Nam Economic Growth to Remain Strong in 2004 and 2005
22 Sep 2004	PRC Set for Soft Landing in 2005
22 Sep 2004	Early Consensus on Reforms Critical For Philippines Economy
22 Sep 2004	Nepal's Economic Growth Maintained in FY2005
22 Sep 2004	Kazakhstan Economic Growth Remains Buoyant in 2005
22 Sep 2004	India's Economy to Slow in FY2005 due to High Oil Prices
22 Sep 2004	Fiji Economic Growth to Decline in 2004 and 2005
22 Sep 2004	Flooding to Affect Bangladesh's Economic Growth in FY2005
22 Sep 2004	Sharper Slowdown in PRC Would have Moderate Impact on Asian Economies
22 Sep 2004	Higher Oil Prices Require Policy Response from Developing Asia
22 Sep 2004	Developing Asia's Strong 2004 Growth Rate To Moderate Next Year
20 Sep 2004	ADB Earmarks $40 Million Per Year For Fiji From 2005 To 2007
20 Sep 2004	ADB Program For Tonga In 2005-2006 Targets Urban Social Infrastructure
20 Sep 2004	Entries Open For 2005 ADBI Awards For Asian Journalists Reporting On Development
16 Sep 2004	Benefits of High Growth Must Reach Poor in South Asia, Says ADB Vice-President
15 Sep 2004	Senior Officials' Meeting Highlights Importance of Regional Cooperation in Central Asia
14 Sep 2004	ADB Planning Two Priority Highway Projects in India
13 Sep 2004	Transport and Private Sectors Focus of Program for Solomon Islands in 2005-2006
10 Sep 2004	Strategy For Marshall Islands To Promote Greater Community Participation
9 Sep 2004	Loan to Develop Road Network in Western Hunan, PRC
8 Sep 2004	ADB Programs $15 Million for Education and Energy in Samoa
7 Sep 2004	$570 Million Lending Program for Sri Lanka Focuses on Infrastructure and Rehabilitation
2 Sep 2004	Successful Central Asia Micronutrients Project Closes
2 Sep 2004	Bangladesh Program Targets Private Sector, Gender Equity and Governance
1 Sep 2004	$600 Million in Assistance Earmarked for Afghanistan in Updated ADB Country Program
31 Aug 2004	Program for Micronesia in 2005-2006 Focuses on Good Governance
31 Aug 2004	Tadao Chino Announces Resignation As President Of Asian Development Bank
27 Aug 2004	Lending Program for Lao PDR for 2005-2006 Targets Poor Areas, Especially the North
26 Aug 2004	Poverty Remains a Major Challenge Despite Asia's High Growth
26 Aug 2004	Providing Affordable Water Services to Uzbekistan's Urban Poor
25 Aug 2004	ADB Earmarking $63 Million in Loans to Promote Jobs and Growth in Mongolia
24 Aug 2004	Gender Inequality Issues Hamper Economic Development in RP - ADB
24 Aug 2004	Internally Displaced People Remain a Priority in ADB's Program For Azerbaijan in 2005-2006
23 Aug 2004	ADB Plans Loans Totaling $776 Million For Viet Nam During 2005-2006
23 Aug 2004	ADB Releases Economic Update
23 Aug 2004	Pakistan Resident Mission Initiates Internship Program
20 Aug 2004	ADB Plans Loans Totaling $776 Million for Viet Nam During 2005-2006
20 Aug 2004	ADB's Board Approves Inspection Committee's Recommendation on Chashma Right Bank Irrigation Project
17 Aug 2004	ADB's Updated Program In Maldives To Promote Economic Revival In Outer Islands
10 Aug 2004	Sustaining Development for Poverty Alleviation - Key Theme in ADB's Lending Program for Bhutan for 2005-2006
9 Aug 2004	ADB to Prepare a Master Plan for the Development of Afghanistan's Road Network
5 Aug 2004	Preparing for Sustainable Urban Development Project in India's North Eastern Region
3 Aug 2004	ADB Approves Additional Loan for Tuvalu Maritime Training Project
2 Aug 2004	National Transport Forum
29 Jul 2004	ADB Board Visits Nepal
29 Jul 2004	East Asia's Synchronized Economic Expansion Continues But Will Peak this Year, Says Asia Economic Monitor
28 Jul 2004	Project Promoting ICT to Boost Rice Production in Three GMS Countries
28 Jul 2004	Quarterly Economic Update, June 2004
26 Jul 2004	ADBI-PRM Seminar Series: Experiences with Poverty Targeting in Asia: Lessons for Pakistan
23 Jul 2004	ADB Approves Regional Food Fortification Project for Central Asia
22 Jul 2004	ADB Loan to Improve Mongolia's Transport Links to PRC and Russia
21 Jul 2004	Project Planned to Improve Intermodal Transport Links in Philippine Islands of Palawan and Mindanao
12 Jul 2004	Viruses Don't Respect Borders - A Regional Approach to Health
9 Jul 2004	ADB Grants Emergency Assistance for Flood-Affected Districts in Southern Sri Lanka
8 Jul 2004	10 Million More Asians HIV-Infected by 2010 Unless Urgent Action Taken, Warns New Report
7 Jul 2004	Lending Rates for US Dollar, Yen and Libor-Based Loans
6 Jul 2004	Improving Food Security in Northern Lao PDR Through Community-Managed Irrigation
5 Jul 2004	Viet Nam Adopts Regional Plan to Fight Corruption
5 Jul 2004	ADB Establishes Regional Fund to Strengthen Port Security and to Combat Money Laundering and Financing of Terrorism in Developing Asia

Source: ADB's official website (http:// www.adb.org)